MADISON COVERED CALL & EQUITY STRATEGY FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

August 10, 2018

BY EDGAR

Ms. Kim Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Madison Covered Call & Equity Strategy Fund (“MCN” or “Registrant”)
Form N-14 8C Registration Statement (SEC File Nos. 811-21582 and 333-226105).

Ms. Browning,

The following serves to respond to comments received from you and the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) telephonically on August 7, 2018, regarding the Form N-14 8C Registration Statement filed on July 9, 2018 (“Registration Statement”), on behalf of MCN related to, among other things, the proposed merger of the Madison Strategic Sector Premium Fund (“MSP”) with and into MCN. Immediately following the filing of this response letter, we will file a pre-effective amendment to the Registration Statement (“Pre-Effective Amendment No. 1”), which incorporates our responses to your comments. We have attached a draft “blacklined” version that incorporates our responses for your review. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Registration Statement.

1.
Comment: SEC Staff Legal Bulletin No. 19, Section IV, specifically notes, “[a]ll counsels providing legality or other legal opinions and all counsels and accountants providing tax opinions must consent to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit, and being named in the registration statement,” however the opinion of counsel (Exhibit 99.11) does not specifically consent to the prospectus discussion of such opinion. You suggest a revision to the opinion of counsel.

Response: Godfrey & Kahn, S.C., counsel to MCN and MSP (each a “Fund” and collectively, “Funds”), will amend its legal opinion to comply with the consent provisions of Staff Legal Bulletin No. 19, and the revised legal opinion will be filed with Pre-Effective Amendment No. 1.

2.	Comment: Rule 483(b) under Regulation S-K [17 C.F.R. § 230.483(b) (2000)], states:

“If any name is signed to the registration statement pursuant to a power of attorney, copies of such powers of attorney shall be filed as an exhibit to the registration statement. In addition, if the name of any officer signing on behalf of the registrant, or attesting the registrant's seal, is signed pursuant to a power of attorney, certified copies of a resolution of the registrant's board of directors authorizing such signature shall also be filed as an exhibit to the registration statement. A power of attorney that is filed with the Commission shall relate to a specific filing, an amendment thereto, or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) ( § 230.462(b)) under the Act.”

You noted the power of attorneys, included as Exhibit 99.16 of the Registration Statement, did not specifically reference the Registration Statement (Form N-14 8C) in the power of attorney, and suggest a change in future Registration Statements.

Response: Registrant will include new powers of attorney with Pre-Effective Amendment No. 1 to comply with Rule 483(b).

3.
Comment: The Registrant issued a Press Release (and made disclosures in the Registration Statement) that it will request the shareholders of MSP and MCN to approve the proposed merger. If the merger is approved and the transaction closed, MCN (the surviving Fund) then intends to conduct a tender offer of up to 25% of the Fund at 99.5% of NAV. Rule 102 of Regulation M prohibits a registrant from inducing a sale or bid that is subject to a “distribution” during a “restricted period.” Please describe supplementally to the Staff how the Registrant is in compliance with Rule 102 of Regulation M.

Response: Registrant will comply Rule 102 of Regulation M because the merger will be completed by the time the tender offer begins. Thus, the restricted period will have ended by the time the tender offer begins. The SEC provided FAQs on Regulation M (see SEC Staff Legal Bulletin No. 9), which include the following applicable question:

“Q: What is the restricted period for a security to be distributed through a merger or an exchange offer? If the valuation period extends after the vote, how does this affect the restricted period?

A: The restricted period begins on the day of mailing the proxy solicitation materials and continues through the end of the period in which the target shareholders can vote on the merger or exchange. The restricted period includes the valuation period as well. For instance, if the valuation period occurs outside of the proxy solicitation period, an additional restricted period would commence one or five business days prior to the commencement of the valuation period and continue until the valuation period ends.”

4.	Comment: You noted the Press Release references a “settlement,” as follows:

“The Funds also announced that they have reached a settlement with Karpus Management, Inc. ("Karpus"), the largest shareholder of both MSP and MCN, pursuant to which Karpus has agreed to support the Merger and withdraw the shareholder proposals and trustee nomination it had previously submitted to MSP and/or MCN (the "Settlement Agreement").”

You ask whether the settlement is a legal settlement related to litigation with Karpus, and requested that the Registrant respond supplementally to this question.

Response: Registrant confirms that the settlement is not part of a settlement for civil litigation. The “settlement” refers to the agreement between the parties that if the Funds pursue a merger and tender offer, Karpus will support the actions and withdraw its proposals.

5.
Comment: In the “Question & Answers Regarding the Meetings and Proposals” (“Q&A”) you suggested revisions to the response to Question 8 related to potential benefits of the merger to shareholders. Specifically, you suggest that the response address potential benefits of the tender offer to the combined Funds. Further, you suggest that this language be included in the discussion of Proposal 1.

Response: Registrant has added the proposed language as noted in the attached draft.

6.
Comment: You suggest a terminology change in the Registration Statement, such that “MSP” be identified as “MSP – Target Fund” and “MCN” be identified as “MCN - Acquiring Fund,” or some version of such terminology such that the shareholders are more clearly aware of the target Fund and the acquiring Fund.

Response: Registrant updated the description of each Fund in the first Merger Q&A (Question 7) to more clearly identify the Target Fund and Acquiring Fund, and the accounting survivor. These changes were also made in parts of the prospectus as noted in the attached draft.

7.
Comment: You noted in the Q&A, and elsewhere in the Registration Statement, it is stated that “[t]he Funds have the same investment objectives and fundamental policies and substantially similar [emphasis added] non-fundamental policies, strategies and risks.” You suggest removing the language “substantially similar” and replacing it with “no material differences with respect to” throughout the entire Registration Statement, if this is an accurate statement.

Response: Registrant has revised the language as noted in the attached draft.

8.	Comment: You suggest the Registrant disclose the maximum amount of additional common shares of MCN offered as part of the merger in Proposal 2.

Response: Registrant has made this change as noted in the attached draft.

9.
Comment: You noted that MCN has higher service fees than MSP. You suggest a discussion of these higher service fees, and Board consideration of this fact in recommending the merger, and including this discussion in both the Q&A and the body of the prospectus.

Response: If the Merger is consummated, the Combined Fund will maintain MCN’s management fee rate of 0.80% of the Combined Fund’s average net assets. However, the Combined Fund will pay a services fee rate of 0.26% of the Combined Fund’s average net assets, which is the same rate that MCN currently pays but is an increase from the rate of 0.18% that MSP currently pays. The MSP Board discussed this rate increase to MSP as one factor in its broader consideration of the relative costs and benefits of the Merger to shareholders and determined that this cost would be outweighed by the potential benefits to shareholders for the reasons discussed in this Joint Proxy Statement/Prospectus. Registrant has made this change by adding to the Q&A and Prospectus as noted in the attached draft.

10.
Comment: You noted the Registration Statement states the merger into a combined Fund “may result in some benefits and economies for the Adviser and its affiliates, including expected operational efficiencies from managing one portfolio instead of two.” You suggest an expanded discussion of these operating efficiencies and identification of affiliates, and Board consideration of this fact in recommending the merger, and include this discussion in both the Q&A and the body of the prospectus.

Response: The Boards recognized that the Merger may result in some benefits and economies for the Adviser and its parent company, Madison Investment Holdings (“MIH”). These benefits include expected cost savings and operational efficiencies resulting from the portfolio management team managing one portfolio instead of two, which would eliminate the need to provide certain duplicative administrative services to separate stand-alone funds. This increased efficiency, in turn, would allow the portfolio managers to devote more time to managing fund assets. Any improved operational efficiencies realized by the Adviser would flow through to MIH. Registrant has made this change by adding to the Q&A and Prospectus as noted in the attached draft.

11.	Comment: Consistent with the previous comment, you also suggest an expanded discussion of “synergies” for the investment adviser and administrator to the combined Fund.

Response: Registrant has made this change as noted in the attached draft.

12.	Comment: You suggest adding a specific Q&A addressing shareholder dilution of voting power in the combined Fund.

Response: Registrant reviewed this suggestion, and respectfully declines to add a separate Q&A in the Registration Statement. While Registrant acknowledges there will be temporary dilution of voting power for shareholders of both Funds after the merger, the resulting impact on voting power for shareholders of MCN (the surviving Fund) after the tender offer is not knowable.

13.	Comment: You request confirmation (supplementally) that there are no material differences in the investment management agreements between the Adviser and each Fund.

Response: Registrant confirms that there are no material differences between the two investment management agreements.

14.	Comment: You suggest a revision to Question 8 of the Q&A by adding a bullet point specifically noting for MSP shareholders that their expenses will increase in the combined Fund.

Response: Registrant has made this change as noted in the attached draft.

15.	Comment: You suggest a revision to the Q&A if the Fund Boards’ used any 3rd party consulting services to assist with their decision making with respect to the merger and tender offer.

Response: The Boards did not use any 3rd party consultants in making their decision; therefore, this suggested revision was not incorporated into the Registration Statement.

16.
Comment: You noted the Registration Statement does not address portfolio re-positioning costs, and associated fees and expenses incurred by the Funds related to such portfolio re-positioning and the merger. You suggest an expanded discussion of these portfolio re-positioning costs and whether these costs will be borne by the shareholders. If there are portfolio re-positioning costs, you suggest including this information (expressed both in total dollars, and as a percentage of each Fund’s net assets) in both the Q&A and the body of the prospectus. You further suggest adding an estimate of taxes and capital gains in the Q&A and the body of the prospectus.

Response: Registrant reviewed portfolio re-positioning with the portfolio management team for the Funds. The portfolio management team does not expect to re-position the Funds’ holdings as a result of this merger. As a result, there are no projected portfolio re-positioning costs, and therefore, this suggested disclosure was not incorporated into the Registration Statement.

17.	Comment: You suggest that any costs excluded from the costs of the merger (e.g., brokerage costs for portfolio re-positioning) should be clearly stated in both the Q&A and the body of the prospectus.

Response: Registrant reviewed portfolio re-positioning with the portfolio management team for the Funds. The portfolio management team does not expect to re-position the Funds’ holdings as a result of this merger. As a result, there are no projected portfolio re-positioning costs, and therefore, this suggested disclosure was not incorporated into the Registration Statement.

18.
Comment: You suggest a revision to the Q&A and Proposal 3 noting that Trustee election is not conditioned on Proposal 1 (the merger) and Proposal 2 (issuance of shares in connection with the merger). You further suggest stating that the Trustee election is not conditioned on the tender offer.

Response: Registrant has made this change as noted in the attached draft.

19.	Comment: You suggest including a discussion of any negative consequences if the merger is not approved in the body of the prospectus.

Response: Registrant has made this change as noted in the attached draft.

20.
Comment: In the Q&A, you suggest including a discussion of how abstentions and broker non-votes are counted for each proposal. In addition, you suggest the Q&A include a discussion of how abstentions and broker non-votes are counted for a proposal to adjourn the meeting.

Response: Voting requirements for each proposal are outlined within the discussion supporting each proposal. In addition, the quorum requirements are discussed on page 1 of the Joint Proxy Statement/Prospectus. We are drafting a separate Q&A.

21.	Comment: You suggest including disclosure that MCN will be the accounting survivor in the body of the prospectus.

Response: Registrant added the disclosure in the Merger Q&A (question 7) and also the body of the prospectus.

22.
Comment: Regarding MCN’s Fundamental Policy relating to Industry Concentration, the Registrant previously made a representation that, at the next vote of shareholders, Registrant will ask shareholders to vote to either strike the exception in subsection (b) regarding temporary defensive positions, or will ask shareholders to modify subsection (b) to provide that concentration for purposes of temporary defensive positions will be limited to cash or cash equivalents, including government securities or interests in domestic bank deposits.

Response: Registrant will add another proposal to the Registration Statement as described above, and request a vote on a change to the Fundamental Policy.

23.	Comment: Please indicate supplementally whether the fee table in the prospectus has the most recent fees for the fiscal year-end.

Response: Registrant notes that the fees are presented as of December 31, 2017, in the prospectus, which is the most recent available information.

24.
Comment: The Staff questions whether there are specific shareholder fees connected with both Funds’ dividend reinvestment plans. If there are specific shareholder fees, the Staff believes such fees should be disclosed in a chart in the prospectus. If there are no specific fees, the Staff would like a response in this letter.

Response: There are no specific shareholder fees charged for the dividend reinvestment plans.

25.	Comment: You ask whether the Funds are allowed to use leverage, and whether the Funds currently have leverage.

Response: While the Funds are permitted to use leverage, they do not currently use leverage, and the Registrant does not expect to use leverage as part of the combined Fund’s investment strategy.

26.	Comment: In the Q&A, you suggest adding discussion related to Board review and discussion of both Funds’ NYSE share price discount to the net asset value per share.

Response: In this regard, the Boards considered the Funds’ current share price discounts and noted that the Combined Fund’s greater trading volume from the increase in outstanding common shares and the resulting increase in market liquidity could result in a share price discount that is lower than the

Funds’ current discounts. Registrant has made this change by adding to the Q&A and Prospectus as noted in the attached draft.

27.
Comment: Consistent with the previous comment, please note in the Q&A that the target price of the acquiring Fund (MCN) is higher than the price of the acquired Fund (MSP). You suggest a note in the Q&A that market volatility could affect the market price and the discount for each of the Funds prior to the tender offer taking place.

Response: Registrant has made this change as noted in the attached draft.

28.
Comment: You noted that in Item 16, Exhibit 12 of the Registration Statement, Registrant will file a tax opinion with a post-effective effective amendment. You also noted that the Registrant may also file the tax opinion with a pre-effective amendment if it so chooses.

Response: Godfrey & Kahn will provide the tax opinion upon the closing of the merger, after which it will be filed as an exhibit to the Registration Statement. Therefore, the Registrant will not be filing the tax opinion until that time.

29.
Comment: The SEC Staff Accountant reviewed the Registration Statement and noted that in the SAI, the difference in service fees charged by the Funds would result in a pro forma adjustment to the statement of operations.

Response: Registrant included an additional note in the SAI addressing the pro forma adjustment in the Statement of Operations.

30.	Comment: Please provide a copy of this comment letter and Registrant’s responses to the SEC along with a black-lined version of the pre-effective Registration Statement.

Response: Registrant included a black-lined version of the Registration Statement, which shows the changes made in response to the Staff comments.

* * * *
If you have any questions or comments regarding this Registration Statement, please call the undersigned at 608-216-9114.

Respectfully submitted,
/s/ Kevin S. Thompson
Kevin S. Thompson
Chief Legal Officer